HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________
Will Hart                                              acsimile:  (303) 839-5414
                                 (303) 839-0061

                                February 7, 2013

Amy Reischauer
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Registration Statement on Form S-3
            File No. 333-186103

     This office represents CEL-SCI Corporation (the "Company"). Amendment No. 1 to the Company's registration statement on Form S-3 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated January 30, 2013. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                     Page Number

1.      The registration statement has been revised such that
        notes or other forms of debt are not being registered.      2, 3, 12, 27

2.      Comment complied with.                                         Exhibit 5

3.      Comment complied with.                                         Exhibit 5

4.      Comment complied with.                                         Exhibit 5


If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart
                               By
                                  William T.  Hart